Contact

www.linkedin.com/in/forestercfo
(LinkedIn)

Top Skills

Forecasting
Accounting
Mergers & Acquisitions

Certifications

CPA

Scott Forester

Entrepreneurial CFO and Avid Networker
Madison

Summary

Scott has joined RehabPath as their first CFO.

Scott is also “Fractional CFO” for the company he founded: ThinkForward CFO, LLC where he utilizes his extensive experience in finance, accounting, administration and HR to help entrepreneurial companies get to the next level, establishing processes and procedures and to be "forward thinking".

Scott is also a Board Member and Partner for Seven Acre Dairy Company - restoring the historic dairy in Paoli WI.

During his career tenure, Scott has held finance, HR and other leadership positions in the technology, food, toy, consumer product, hospitality and service industries. He was intimately involved in the sale of four of the companies he worked for.

Most recently Scott served for almost 6 years as the pioneering CFO for the technology company Punchkick Interactive, Inc. before finding Wipfli, LLP to purchase Punchkick. Prior to the sale Scott handled all “back office” responsibilities and worked closely with the CEO. He further initiated process optimizations and unearthed and realized R&D tax credits.

As former CFO for Enjoy Life Foods, LLC (now part of Mondelēz), Scott orchestrated a rebound from a serious turnaround situation by establishing new bank debt which significantly increased available capital and reduced interest expense.

In previous CFO, COO, and VP Finance roles, Scott managed up to 40 employees and frequently served as “the right hand” to a visionary CEO of family-owned and privately held small and mid sized entrepreneurial companies. He rolls up his sleeves, thrives in growing environments and enjoys taking on a hybrid role CFO and Controller to maximize his bottom line impact.

He holds a Master of Science (M.S.), Accounting and Bachelor of Science (B.S.), Accounting with Honors from the University of Illinois. Scott is also an Illinois Certified Public Accountant.
Please click on the links below to read more about Scott

Experience

RehabPath
Chief Financial Officer
July 2022 - Present (1 month)
Madison, Wisconsin, United States

When you're in crisis, searching for addiction and mental health treatment can feel downright overwhelming. With the vast number of treatment options, approaches, and therapies available, how do you know which one is right for you or your loved one? When you consider that not all treatment resources adhere to ethical practices, many families in need of care are left in the dark. But they shouldn't be.

RehabPath was created in 2013 to help people discover a path to recovery that's right for them, starting with landing on websites they can trust. We see ourselves as your recovery ally. As such, we aim to provide unbiased, educational, helpful information about treatment for addiction and mental health.

Seven Acre Dairy Company
Partner and Board Member
September 2021 - Present (11 months)
Belleville, Wisconsin, United States

Part of a team that is redeveloping a 21,000 square foot historic creamery in Paoli, Wisconsin, just outside of Madison. We're working on building and operating a mixed-use commercial center that includes a working micro-dairy, a restaurant, a cafe, and a boutique hotel. Through this platform, we also intend to launch a better-for-you, better-for-the planet local dairy brand.

ThinkForward CFO, LLC
"Fractional" CFO
July 2019 - Present (3 years 1 month)
Madison, Wisconsin, United States

ThinkForward CFO, LLC provides "Fractional CFO" services to small and midsize entrepreneurial companies looking to get to the next level by thinking forward utilizing and leveraging Scott's extensive skills, experience and accomplishments. Many companies have this need but not on a full time basis.

ThinkForward CFO offers real-world experience, organization, forward-thinking problem solving and empathy for ambitious entrepreneurs who want to take their big ideas to the next level. If you want to grow, sell, or need to fix your business, Scott's outsourced CFO services can help you. Are you a dreamer who has great ideas with unlimited potential but who doesn't like to get down and dirty with the details of the back-of-office responsibilities?Do you have a moral compass that guides your business decisions but no spreadsheets to organize data and help make informed decisions? As your part-time CFO and trusted business advisor, I will help you with my years of experience as a CFO for growing entrepreneurial companies. I will roll up my sleeves and find the right solutions, the right people, and the right processes to help you achieve your goals. I've enjoyed success in my career, and I want to help you succeed.

Core Values: INTEGRITY, RESOURCEFULNESS, PROBLEM SOLVING, DEPENDABILITY AND GIVING BACK

Urban Land Interests
Interim Chief Financial Officer
January 2021 - May 2021 (5 months)
Madison, Wisconsin, United States

Punchkick Interactive Inc.
CFO
November 2014 - May 2020 (5 years 7 months)
Greater Chicago Area

Scott served as Punchkick Interactive's first CFO for almost 6 years before finding Wipfli LLP to purchase Punchkick and create Wipfli Digital.

Punchkick Interactive is a full-service mobile digital agency that transforms clients into leaders of the mobile space. Punchkick works with some of the world's most recognized brands to marry innovative thinking with enterprise-tested processes and technology. More importantly, Punchkick has an amazing culture and won awards as a Best Place To Work In Chicago.

As Punchkick's first CFO Scott took charge of Finance, Accounting, Cash Flow, HR, Risk Management and Legal functions. Scott has implemented process, controls and best practices to these critical areas of Punchkick. Scott serves as a trusted business adviser to Punchkick's CEO:

Created opportunity for Wipfli LLP to purchase Punchkick Interactive.
Enabled a $500K+ tax credit savings after leading research & development project. Initiated and led move to smaller office space to realize multi-million dollar savings.
Launched and set-up cash flow, forecasting, and financial reporting processes.

Entrepreneurs' Organization video below highlights Punchkick.

Fairbanks LLC
Controller
August 2013 - October 2014 (1 year 3 months)
Long Grove, Il

Fairbanks LLC is a prestigious consulting firm which partners with state and local government agencies to provide strategic, operational and technology based solutions to support Medicaid and other claiming programs as well as the monitoring and integrity initiatives of the agencies responsible for program oversight.

Responsible for finance, accounting, human resource and risk management functions

• Led Research & Development Tax Credit initiative resulting in significant tax credit
• Responsible for changes in CPA firm, payroll firm, T&E software and time-tracking software
• Led many initiatives to improve process and procedures including new chart of accounts, enhanced and timely financial statements, budget process and cash flow.   Brought accounting and finance function ‘in house” from being outsourced to a small CPA firm. Moved from cash basis accounting statements to GAAP basis.

www.fairbanksllc.com

Enjoy Life Natural Brands, LLC

CFO

June 2011 - March 2013 (1 year 10 months)

Schiller Park, IL

A $24 million manufacturer, seller and marketer of Gluten Free and Allergy Friendly food products.

Direct finance, accounting, human resources, administration, information technology and risk management functions. Key member of senior management team.

▪ As the company's first CFO, established new level of professionalism, controls and reporting. Recruited many key personnel positions including significant upgrade to finance and accounting department personnel. Key contributor to margin improvement and cost reduction.

▪ Responsible for introduction and a key contributor during negotiations for new banking relationship. New credit facility was an important factor accommodating 40% sales growth in 2012.

▪ Successfully led special project of internal and external resources to navigate complex Quickbooks database corruption situation

Premium Surge Promotions

CFO

June 2007 - March 2011 (3 years 10 months)

Chicago, IL

An $85 million "minority-owned" and privately held provider of custom promotional products.

Direct finance, accounting, human resources, administration, information technology, legal and risk management functions. Key contributor to senior executive committee.

▪ Instrumental in 70% revenue increase after becoming single supplier for Burger King Kids Meal toys.

▪ Implemented "bottom up" annual budget and monthly forecasts to improve timeliness of closes; hired new CPA firm to move from annual "review" to "audit".

▪ Led team to move from Quickbooks to MS Dynamics GP ERP. Championed Sharepoint installation.

First Hospitality Group

CFO

June 2006 - June 2007 (1 year 1 month)

Rosemont, IL

A $94 million company owning and managing 30+ hotels.

Directed staff of 15 in finance, accounting, and payroll. Served on Board of Directors.

- Enabled accurate tracking of capital projects by implementing Project Accounting software.
- Devised plan to revamp Accounts Payable (A/P) process to better utilize staff and technology.
- Streamlined processes by initiating implementation of document imaging to replace paper.

Appetizers & Inc
CFO / VP FINANCE
October 2002 - November 2005 (3 years 2 months)
Chicago, IL

A $70 million privately held, family owned leading manufacturer and provider of gourmet hors d'oeuvres.
Led staff of 7. Joined Appetizers with goal of upgrading Finance/Accounting department to ready company for sale. Member of senior management team.

- Worked closely with senior management and investment banker for sale of company to H.J. Heinz at a premium price.
- Implemented software and standards to measure customer profitability, allowing price and cost adjustments to enhance margins.
- Managed financial services function during significant growth period as gross sales increased 30% and net income grew 400%.
- Realized 20% labor savings for back office support as well as significant time reduction for 50 person sales team by implementing Travel & Entertainment software.

Cornerstone Promotions
CFO/COO
September 2001 - September 2002 (1 year 1 month)
Vernon Hills, IL

A $25 million direct response TV seller and marketer of music compilation CD's.

Directed finance, operations, IT, HR, and legal functions. Served on executive team, determining company goals, objectives and strategies.

■ Refocused Enterprise Resource Planning (ERP) software installation, overcoming significant obstacles and resulting in successful implementation.
■ Revitalized warehouse and customer care; created new manager positions, allowing departments to operate effectively and efficiently for first time, while simultaneously reducing headcount.
■ Added 401(k) program, disability insurance, and flexible spending program.

Tiger (Toys) Electronics, Inc
CFO
May 1984 - April 2001 (17 years)
Vernon Hills, IL

Leading toy designer and manufacturer with annual sales of $350 million. Major products included Furby, Giga-Pets and Hit Clips. Privately held and family owned prior to 1998 Hasbro, Inc. acquisition.

Managed global staff of 40 employees (7 direct reports) in finance, accounting, administration, information technology and human resources. Worked closely with sales, marketing, and product development teams.

■ Instrumental in negotiation of $335 million sale of Tiger Electronics to Hasbro; prepared and presented all financial reports and information provided to Hasbro; directed internal and external auditors in due diligence review; performed as key member of transition team.
■ Joined Tiger when annual revenue was $2 M. Key member of executive team guiding company through annual double digit top line and bottom line growth.
■ Oversaw annual worldwide budget process and presented to Hasbro CEO and CFO.
■ Negotiated favorable settlement of yearlong IRS audit involving complex international tax issues.

Grant Thornton
Senior Auditor
August 1980 - May 1984 (3 years 10 months)

Education

University of Illinois at Urbana-Champaign
Master's degree, Accounting

University of Illinois at Urbana-Champaign
Bachelor of Science - BS, Accounting

Highland Park High School